SOL STRATEGIES REPORTS FINANCIAL RESULTS FOR FISCAL SECOND QUARTER 2026

TORONTO, May 18, 2026 -  SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, has announced it released its financial results for the quarter ended March 31, 2026. The Company will host a webcast and conference call later today, May 18, 2026 at 4:30pm EST.

The Company's financial statements and management discussion & analysis are available on SEDAR+ at www.sedarplus.ca.

Financial Highlights for the Second Quarter Ended March 31, 2026:

● Total staking and validation revenue of 9,171, with staking rewards of 5,650 SOL and validator rewards of 3,521 SOL. Down 6% compared to the quarter ended 31 December 2025 during which the company generated 9,787 SOL in staking and validation revenue. In CAD this translates to CAD $1,147,432 the quarter, down CAD $954,186 or 45% from the quarter ended December 31, 2025, driven primarily by a change in the price of SOL.

● Assets under Delegation grew to 3.8 million SOL (CAD$453 million) as of March 31, 2026, up 15% from 3.3 million SOL at December 31, 2025, with validators maintaining 100% uptime and a peak APY of 6.08%, above the Solana network average of 5.74%.

● Total SOL holdings of approximately 524,000 SOL (CAD $60.6 million) as of March 31, 2026, compared to 435,159SOL (CAD $126.4 million million) at September 30, 2025, with the Company serving more than 34,000 unique wallets across its validator network at quarter-end.

Financial Results Webcast and Conference Call:

The Company will host a webcast and conference call to discuss these financial results today, Monday, May 18, 2026 at 4:30pm EST. To register to participate in the conference call, please use the dial-in instructions or webcast link below. The webcast will also be available for replay via the investor relations section of the Company's website https://solstrategies.io/investors/.

Event: SOL Strategies, Inc. Q2 2026 Financial Results Webcast and Conference Call
Webcast Date: Monday, May 18, 2026, at 4:30 PM EST

Live Call: (800) 274-8461 (U.S.) or (203) 518-9814 (International), Conference ID: SOLQ226
Webcast Link: SOL Strategies Q22026 Earnings

CEO Michael Hubbard, CFO Doug Harris, and CSO Steve Ehrlich will host the live webcast and conference call to review the results and answer questions. Investors, analysts, and stakeholders are encouraged to attend the call to hear more about the Company's recent milestones and growth outlook. A replay will be available shortly after the event at https://solstrategies.io/investor-relations.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's fiscal second quarter 2026 financial results, the planned May 18, 2026 investor webcast and conference call, and the expected impact of the Company's financing activities and operational growth on its long-term objectives. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.